Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-204638 and 333-209421

Prospectus Supplement

To Prospectus dated February 8, 2016

United Mexican States

U.S. $760,000,000 4.125% Global Notes due 2026

U.S. $2,000,000,000 4.350% Global Notes due 2047

The 4.125% Global Notes due 2026 (the “2026 notes”) will mature on January 21, 2026. The 4.350% Global Notes due 2047 (the “2047 notes”) will mature on January 15, 2047. We refer to the 2026 notes and the 2047 notes collectively as the “notes.” Mexico will pay interest on the 2026 notes on January 21 and July 21 of each year, commencing January 21, 2017. Mexico will pay interest on the 2047 notes on January 15 and July 15 of each year, commencing January 15, 2017. Mexico may redeem the notes in whole or in part before maturity, at par plus the Make-Whole Amount and accrued interest, as described herein. The notes will not be entitled to the benefit of any sinking fund. The offering of the 2026 notes and the offering of the 2047 notes, each pursuant to this prospectus supplement, are not contingent upon one another.

The 2026 notes will be consolidated and form a single series with, and be fungible with, the outstanding U.S. $2,250,000,000 4.125% Global Notes due 2026 (CUSIP No. 91086QBG2, ISIN US91086QBG29, Common Code 134892722), previously issued by Mexico.

The notes will be issued under an indenture, and each of the 2026 notes and the 2047 notes constitutes a separate series under the indenture. The indenture contains provisions regarding future modifications to the terms of the notes that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Under these provisions, which are described beginning on page 17 of the accompanying prospectus dated February 8, 2016, Mexico may amend the payment provisions of the notes and other reserved matters listed in the indenture with the consent of the holders of: (1) with respect to a single series of notes, more than 75% of the aggregate principal amount of the outstanding notes of such series; (2) with respect to two or more series of notes, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of notes, more than 66 2/3% of the aggregate principal amount of the outstanding notes of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding notes of each series affected by the proposed modification, taken individually.

The outstanding 2026 notes have been listed on the Luxembourg Stock Exchange. Application will be made to list the new 2026 notes and the 2047 notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The notes have not been and will not be registered with the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”), and therefore may not be offered or sold publicly in Mexico. The notes may be offered or sold to qualified and institutional investors in Mexico, pursuant to the private placement exemption set forth under Article 8 of the Mexican Securities Market Law. As required under the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the notes under the terms set forth herein. Such notice will be submitted to the CNBV to comply with the Mexican Securities Market Law, and for informational purposes only. The delivery to, and receipt by, the CNBV of such notice does not certify the solvency of Mexico, the investment quality of the notes, or that the information contained in this prospectus supplement, the prospectus supplement or the prospectus is accurate or complete. Mexico has prepared this prospectus supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

	Price to Public(1)	Underwriting Discounts	Proceeds to Mexico, before expenses(1)
Per 2026 note	108.831%	0.170%	108.661%
Total for 2026 notes	U.S. $827,115,600	U.S. $1,292,000	U.S. $825,823,600
Per 2047 note	99.735%	0.190%	99.545%
Total for 2047 notes	U.S. $1,994,700,000	U.S. $3,800,000	U.S. $1,990,900,000

(1)	Plus accrued interest from July 21, 2016 for the 2026 notes and from August 11, 2016 for the 2047 notes to the date of settlement, which is expected to be August 11, 2016. The amount of accrued interest on the 2026 notes from July 21, 2016 to August 11, 2016 is $1,741,666.67.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company (“DTC”), the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme, Luxembourg (“Clearstream, Luxembourg”) against payment on or about August 11, 2016.

Joint Bookrunners

BBVA	BofA Merrill Lynch	Credit Suisse

August 8, 2016

Prospectus Supplement

About This Prospectus Supplement	S-1
Use of Proceeds	S-2
Summary	S-3
Description of the Notes	S-8
Recent Developments	S-10
Taxation	S-25
Plan of Distribution	S-26

Prospectus

About this Prospectus	1
Forward-Looking Statements	1
Data Dissemination	2
Use of Proceeds	2
Risk Factors	3
Description of the Securities	6
Taxation	26
Plan of Distribution	33
Official Statements	41
Validity of the Securities	43
Authorized Representative	44
Where You Can Find More Information	44
Glossary	46

Mexico is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Mexico. See “Risk Factors” in the accompanying prospectus.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the accompanying prospectus dated February 8, 2016, relating to Mexico’s debt securities and warrants. If the information in this prospectus supplement differs from the information contained in the prospectus, you should rely on the information in this prospectus supplement.

You should read this prospectus supplement along with the accompanying prospectus. Both documents contain information you should consider when making your investment decision. Mexico is responsible for the information contained and incorporated by reference in this prospectus and in any related free-writing prospectus or prospectus supplement that Mexico prepares or authorizes. Mexico has not authorized anyone else to provide you with any other information, and takes no responsibility for any other information that others may give you. Mexico and the underwriters are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the dates of this prospectus supplement and the accompanying prospectus, respectively.

Mexico is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the notes. Mexico confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this prospectus supplement and the offer or sale of notes may be restricted by law in certain jurisdictions. Mexico and the underwriters do not represent that this prospectus supplement may be lawfully distributed, or that any notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by Mexico or the underwriters which would permit a public offering of the notes or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required. Accordingly, no notes may be offered or sold, directly or indirectly, and neither this prospectus supplement nor any offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the underwriters have represented that all offers and sales by them will be made on the same terms. Persons into whose possession this prospectus supplement comes are required by Mexico and the underwriters to inform themselves about and to observe any such restriction. In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Spain, Switzerland, the United Kingdom and Uruguay, see the section entitled “Plan of Distribution” in the accompanying prospectus.

USE OF PROCEEDS

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $2,816,523,600, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $200,000. Mexico intends to apply all the net proceeds of the offering of the notes towards the redemption of all of its outstanding 5.625% Global Notes due 2017 (the “2017 notes”). The outstanding principal amount of the 2017 notes, which are scheduled to mature in January 2017, is approximately U.S. $2,760,633,000, and Mexico plans to give a notice of redemption pursuant to the provisions of the 2017 notes promptly following the pricing of the offering of the notes.

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you should consider before investing in the notes. You should carefully read this entire prospectus supplement.

Issuer	The United Mexican States

Aggregate Principal Amount	For the 2026 notes: U.S. $760,000,000 For the 2047 notes: U.S. $2,000,000,000

Issue Price	For the 2026 notes: 108.831%, plus accrued interest from July 21, 2016 For the 2047 notes: 99.735%, plus accrued interest, if any, from August 11, 2016

Issue Date	For the 2026 notes: August 11, 2016 For the 2047 notes: August 11, 2016

Maturity Date	For the 2026 notes: January 21, 2026 For the 2047 notes: January 15, 2047

Specified Currency	U.S. dollars (U.S. $)

Authorized Denominations	U.S. $200,000 and integral multiples of U.S. $1,000 in excess thereof

Fungibility	The 2026 notes will be consolidated and form a single series with, and be fungible with, the outstanding U.S. $2,250,000,000 4.125% Global Notes due 2026 (CUSIP No. 91086QBG2, ISIN US91086QBG29, Common Code 134892722), previously issued by Mexico.

Form	Registered; Book-Entry through the facilities of DTC, Euroclear and Clearstream, Luxembourg.

Interest Rate	For the 2026 notes: 4.125% per annum, accruing from July 21, 2016 For the 2047 notes: 4.350% per annum, accruing from August 11, 2016

Interest Payment Date

For the 2026 notes: Semi-annually on January 21 and July 21 of each year, commencing on January 21, 2017

For the 2047 notes: Semi-annually on January 15 and July 15 of each year, commencing on January 15, 2017

Regular Record Date	For the 2026 notes: January 14 and July 14 of each year For the 2047 notes: January 9 and July 9 of each year

Status	The notes will constitute direct, general, unconditional and unsubordinated public external indebtedness of Mexico for which the full faith and credit of Mexico is pledged. The notes of each series rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Mexico. It is understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness.

Optional Redemption	With respect to each series of notes, Mexico will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes of such series, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of such notes to the date of redemption. “Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus (a) in the case of the 2026 notes, 30 basis points, or (b) in the case of the 2047 notes, 30 basis points, over (ii) the principal amount of such notes.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated maturity of the Comparable Treasury Issue (as defined below), assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker (as defined below) as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of investment grade debt securities of a comparable maturity to the remaining term of such notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers (as defined below) appointed by Mexico.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation (as defined below) or (ii) if Mexico obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer” means (a) with respect to the 2026 notes, each of Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC or their affiliates which are primary United States government securities dealers and their respective successors, and (b) with respect to the 2047 notes, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC or their affiliates which are primary United States government securities dealers and their respective successors, and two other Primary Treasury Dealers (as defined below) selected by Mexico; provided that if any of the foregoing shall cease to be a primary United States government securities dealer in the City of New York (a “Primary Treasury Dealer”), Mexico will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by Mexico, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Mexico by such Reference Treasury Dealer at 3:30 p.m., New York time on the third business day preceding such redemption date.

Optional Repayment	Holders of the notes will not have the option to elect repayment by Mexico before the maturity dates of the notes.

Underwriters	BBVA Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC

Purchase Price	For the 2026 notes: 108.831%, plus accrued interest from July 21, 2016 For the 2047 notes: 99.735%, plus accrued interest, if any, from August 11, 2016

Method of Payment	Wire transfer of immediately available funds to an account designated by Mexico.

Listing	The outstanding 2026 notes have been listed on the Luxembourg Stock Exchange. Application will be made to list the new 2026 notes and the 2047 notes on the Luxembourg Stock Exchange and to have the notes admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange. The Luxembourg Stock Exchange has allocated to Mexico the number 2395 for listing purposes.

Securities Codes

CUSIP:	For the 2026 notes: 91086Q BG 2 For the 2047 notes: 91087B AB6

ISIN:	For the 2026 notes: US91086QBG29 For the 2047 notes: US91087BAB62

Common Code:	For the 2026 notes: 134892722 For the 2047 notes: 147390700

Trustee, Principal Paying Agent, Transfer Agent and Registrar	Deutsche Bank Trust Company Americas

Luxembourg Listing Agent	KBL European Private Bankers S.A.

Withholding Taxes and Additional Amounts	Subject to certain exceptions, Mexico will make all payments on the notes without withholding or deducting any Mexican taxes. For further information, see “Description of the Securities—Additional Amounts” in the accompanying prospectus.

Taxation	Mexico expects that the 2026 notes will be issued in a “qualified reopening” for U.S. federal income tax purposes and, accordingly, the 2026 notes will be fungible with the 4.125% Global Notes due 2026 previously issued by Mexico. The 2026 notes issued pursuant to this offering generally will be treated as having premium. For further information, see the discussion set forth under the heading “Taxation—United States Federal Taxation” in this preliminary prospectus supplement.

Further Issues	Mexico may from time to time, without the consent of holders of the 2026 notes or the 2047 notes, as the case may be, create and issue notes of such series having the same terms and conditions as the applicable series of notes offered pursuant to this prospectus supplement in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon; provided, however, that any such additional 2026 notes and 2047 notes shall be issued either in a “qualified reopening” for U.S. federal income tax purposes or with no more than de minimis original issue discount for U.S. federal income tax purposes. Additional 2026 notes and 2047 notes issued in this manner will be consolidated with, and will form a single series with, any other outstanding notes of such series.

Payment of Principal and Interest	Principal of and interest on the notes will be payable by Mexico to the Paying Agent in U.S. dollars.

Governing Law	New York; provided, however, that all matters governing Mexico’s authorization and execution of the indenture and the notes will be governed by and construed in accordance with the law of Mexico. Notwithstanding any authorization or any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the notes will always be governed by and construed in accordance with the law of the State of New York.

Additional Provisions	The notes will contain provisions regarding future modifications to their terms that differ from those applicable to Mexico’s outstanding public external indebtedness issued prior to November 10, 2014. Those provisions are described beginning on page 17 of the accompanying prospectus dated February 8, 2016.

Stabilization	In connection with issues of notes, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “stabilizing underwriter”) or any person acting for the stabilizing underwriter may over-allot or effect transactions with a view to supporting the market price of notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation of the stabilizing underwriter or any agent of the stabilizing underwriter to do this. Any such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

DESCRIPTION OF THE NOTES

Mexico will issue the notes under an amended and restated indenture, dated as of June 1, 2015, between Mexico and Deutsche Bank Trust Company Americas, as trustee. The information contained in this section summarizes some of the terms of the notes and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the notes. You should read the prospectus, the indenture and the form of the notes before making your investment decision. Mexico has filed or will file copies of these documents with the SEC and will also file copies of these documents at the offices of the trustee.

Terms of the 2026 Notes

The 2026 notes will:

•	be issued on or about August 11, 2016 in an aggregate principal amount of U.S. $760,000,000;

•	mature on January 21, 2026;

•	bear interest at a rate of 4.125% per year, commencing on January 21, 2017 and ending on the maturity date. Interest on the notes will be payable semi-annually on January 21 and July 21 of each year, commencing on January 21, 2017;

•	pay interest to the persons in whose names the notes are registered at the close of business on January 14 and July 14 preceding each payment date;

•	be consolidated and form a single series with, and be fungible with, the outstanding U.S. $2,250,000,000 4.125% Global Notes due 2026 (CUSIP No. 91086QBG2, ISIN US91086QBG29, Common Code 134892722), previously issued by Mexico;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•	rank without any preference among themselves and equally all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•	be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable before maturity; and

•	contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

Terms of the 2047 Notes

The 2047 notes will:

•	be issued on or about August 11, 2016 in an aggregate principal amount of U.S. $2,000,000,000;

•	mature on January 15, 2047;

•	bear interest at a rate of 4.350% per year, commencing on January 15, 2017 and ending on the maturity date. Interest on the notes will be payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2017;

•	pay interest to the persons in whose names the notes are registered at the close of business on January 9 and July 9 preceding each payment date;

•	constitute direct, general, unconditional and unsubordinated external indebtedness of Mexico for which the full faith and credit of Mexico is pledged;

•	rank without any preference among themselves and equally all other unsubordinated public external indebtedness of Mexico (it being understood that this provision shall not be construed so as to require Mexico to make payments under the notes ratably with payments being made under any other public external indebtedness);

•	be represented by one or more global securities in book-entry, registered form only;

•	be ready for delivery in the book-entry form only through the facilities of DTC, Euroclear and Clearstream, Luxembourg;

•	be redeemable before maturity at the option of Mexico upon giving not less than 30 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to the principal amount thereof, plus the Make-Whole Amount, plus interest accrued but not paid on the principal amount of such notes to the date of redemption;

•	not be repayable before maturity; and

•	contain “collective action clauses” under which Mexico may amend certain key terms of the notes, including the maturity date, interest rate and other terms, with the consent of less than all of the holders of the notes.

For more information, see “Description of the Securities — Debt Securities” in the accompanying prospectus.

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2014 (the 2014 Form 18-K). To the extent that the information included in this section differs from the information set forth in the 2014 Form 18-K, you should rely on the information in this section.

United Mexican States

Form of Government

On April 27, 2016, the Ley de Disciplina Financiera de las Entidades Federativas y los Municipios (Law for the Financial Discipline of the States and the Municipalities) was published in the Diario Oficial de la Federación (Official Gazette of the Federation). Pursuant to the law, states and municipalities will need the authorization of the local Congress to incur additional indebtedness if their outstanding indebtedness is higher than six percent of the revenues approved by the Legislative branch for the applicable fiscal year. The law also imposes a new set of requirements that must be met prior to having the Federal Government of Mexico (the Federal Government) guarantee debt issued by states and municipalities. This legislation follows a decree amending articles 25, 73, 79, 108, 116 and 117 of the Constitution published in the Official Gazette of the Federation on May 26, 2015 which created a new legal framework to control the borrowing practices of the states and municipalities.

On April 27, 2016, a decree amending the Ley del Instituto del Fondo Nacional de la Vivienda para los Trabajadores (Law of the National Workers’ Housing Fund Institute, or INFONAVIT) was published in the Official Gazette of the Federation. The decree amended the legal framework applicable to INFONAVIT, conforming it to the recently enacted constitutional reform that ended the practice of using the minimum wage as a measurement unit for purposes of calculating fines and other government imposed penalties. This decree implemented the Unidad de Medida y Actualización (UMA) as a new measurement unit for purposes of calculating mortgage credits and allows workers to transfer funds from a housing sub-account into a retirement fund, among other measures.

On May 9, 2016, the Ley de Federal de Transparencia y Acceso a la Información Pública (Federal Law for Transparency and Access to Public Information) was published in the Official Gazette of the Federation. The main objective of this law is to promote government transparency and facilitate access to public information held by any instrumentality of the executive, legislative and judicial branches, or any public entity that is a recipient of public funds.

On June 1, 2016, the Ley de Zonas Económicas Especiales (Law of Special Economic Zones) was published in the Official Gazette of the Federation. This law is part of the National Development Plan and its purpose is to regulate the establishment and operation of the Zonas Economica Especiales (Special Economic Zones) and promote sustainable economic growth in the undeveloped regions of the country, particularly the southern region of Mexico. The Special Economic Zones are designated geographic areas subject to special incentives to promote business, attract new investment and generate employment opportunities through infrastructure development projects.

On June 5, 2016, elections were held for governorships in 12 states including Aguascalientes, Chihuahua, Durango, Hidalgo and Puebla, among others. In addition, a special election was held to appoint the members that will be part of the Constitutional Assembly of Mexico City that will be responsible for drafting the new Constitution of Mexico City. The results remain pending until the National Electoral Institute issues an official statement validating their results.

On June 18, 2016, a constitutional amendment enacted in June 2008 to reform the criminal justice system (the Criminal Justice System Reform) went into effect. The Criminal Justice System Reform implements, among other measures, the following changes to Mexico’s criminal justice system:

•	Mexico will transition to an accusatory system of criminal justice, in which defendants are presumed innocent until proven guilty. Closed-door proceedings, conducted almost exclusively through written briefs, will be replaced with oral trials open to the public.

•	Victims of criminal activity will be more directly involved in their proceedings and will also benefit from increased protection of their personal data, as well as access to legal, medical and psychological assistance, if necessary.

•	The Sistema Nacional de Seguridad Pública (National Public Safety System) will be established to ensure consistency across the federal, state and municipal levels of government, as well as in the rules for hiring, training, evaluating and certifying the Mexico’s police officers.

On July 18, 2016, a constitutional reform regarding the Sistema Nacional Anticorrupción (National Anticorruption System, or NAS) went into effect. The NAS is a package consisting of seven interrelated laws whose main objective is to prevent, diminish and eventually eradicate corruption in Mexico. As part of the efforts to combat corruption, this reform creates specialized anti-corruption government units and increases the sanctions imposed on those found guilty of corruption, among other measures.

Foreign Affairs

On April 27, 2016, the Senado de la República (Senate) received, and began to review, the official documentation relating to the Trans-Pacific Partnership Agreement (TPP). The TPP will become effective once ratified by the Senate.

Others

On March 14, 2016, a decree amending the Ley General de Sociedades Mercantiles (the General Law of Business Corporations) was published in the Official Gazette of the Federation. This decree created a new type of single-member corporate entity known as the simplified stock corporation (Sociedad por Acciones Simplificada). This reform attempts to simplify the mechanism for incorporating small businesses and incentivize their growth within Mexico.

The Economy

Gross Domestic Product

The following tables set forth the composition of Mexico’s real GDP by economic sector, in constant 2008 pesos and in percentage terms, for the periods indicated.

Real GDP by Sector

	2011		2012		2013		2014		2015		First quarter 2016(1)(2) (annualized)
	(in billions of constant pesos)(3)
Primary activities:
Agriculture, forestry, fishing, hunting and livestock(4)	Ps.	377.2	Ps.	405.3	Ps.	409.1	Ps.	426.2	Ps.	427.8	Ps.	409.9
Secondary activities:
Mining		1,017.2		1,026.0		1,024.5		1,009.1		950.2		930.0
Utilities		286.0		292.1		293.6		317.7		330.6		325.9
Construction		1,015.1		1,040.0		990.3		1,010.2		1,036.2		994.6
Manufacturing		2,109.3		2,196.1		2,222.7		2,314.6		2,378.8		2,345.8
Tertiary activities:
Wholesale and retail trade		1,919.1		2,010.6		2,055.7		2,120.0		2,215.7		2,170.7
Transportation and warehousing		728.4		758.0		776.4		801.5		828.8		828.9
Mass media information		371.1		431.6		453.1		454.1		500.1		536.1
Finance and insurance		523.3		563.4		622.0		616.5		622.3		654.8
Real estate, rental and leasing		1,548.5		1,587.2		1,603.1		1,635.7		1,673.7		1,723.3
Professional, scientific and technical services		288.3		291.4		294.8		299.7		310.0		318.3
Management of companies and enterprises		74.4		80.8		79.4		85.1		86.8		80.1
Administrative and support and waste management and remediation services		395.7		412.9		430.7		429.8		434.3		448.6
Education services		481.3		492.0		495.9		496.2		499.6		505.0
Health care and social assistance		260.3		265.9		267.4		265.9		269.4		274.4
Arts, entertainment and recreation		56.9		58.5		60.6		59.7		62.4		59.8
Accommodation and food services		259.8		273.9		279.0		287.0		304.0		312.2
Other services (except public administration)		261.5		270.0		275.7		280.2		286.8		298.4
Public administration		472.1		489.5		487.3		496.4		509.4		494.2

Gross value added at basic values		12,445.4		12,945.2		13,121.2		13,405.6		13,726.9		13,710.7
Taxes on products, net of subsidies		328.8		342.3		347.1		365.0		383.2		392.7

GDP	Ps.	12,774.2	Ps.	13,287.5	Ps.	13,468.3	Ps.	13,770.7	Ps.	14,110.1	Ps.	14,103.4

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four. The annualized data is included for comparison purposes only, and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.
(3)	Based on GDP calculated in constant 2008 pesos.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

Real GDP Growth by Sector

(% change against prior years)(1)

	2011	2012	2013	2014	2015	First quarter 2016(2)(3) (annualized)
GDP (constant 2008 prices)	4.0%	4.0%	1.4%	2.2%	2.5%	2.6%
Primary activities:
Agriculture, forestry, fishing, hunting and livestock(4)	(2.3)	7.4	0.9	4.2	0.4	3.1
Secondary activities:
Mining	(0.4)	0.9	(0.1)	(1.5)	(5.8)	(3.3)
Utilities	6.9	2.1	0.5	8.2	4.1	1.7
Construction	4.1	2.5	(4.8)	2.0	2.6	2.0
Manufacturing	4.6	4.1	1.2	4.1	2.8	1.0
Tertiary activities:
Wholesale and retail trade	9.7	4.8	2.2	3.1	4.5	3.6
Transportation and warehousing	4.0	4.1	2.4	3.2	3.4	3.2
Mass media information	4.4	16.3	5.0	0.2	10.1	11.8
Finance and insurance	7.1	7.7	10.4	(0.9)	0.9	6.8
Real estate, rental and leasing	2.9	2.5	1.0	2.0	2.3	2.3
Professional, scientific and technical services	5.1	1.1	1.2	1.7	3.4	8.4
Management of companies and enterprises	3.5	8.6	(1.8)	7.2	2.1	4.5
Administrative support, waste management and remediation services	6.0	4.4	4.3	(0.2)	1.0	3.1
Education services	1.6	2.2	0.8	0.1	0.7	0.2
Health care and social assistance	2.1	2.1	0.6	(0.6)	1.3	0.2
Arts, entertainment and recreation	(0.7)	2.9	3.4	(1.5)	4.6	4.4
Accommodation and food services	1.5	5.4	1.8	2.9	5.9	6.8
Other services (except public administration)	1.9	3.3	2.1	1.6	2.3	6.5
Public administration	(1.4)	3.7	(0.5)	1.9	2.6	(3.0)

Note: Numbers may not total due to rounding.

(1)	Based on GDP calculated in constant 2008 pesos.
(2)	Preliminary figures.
(3)	Annualized. Actual first quarter nominal GDP data has been annualized by multiplying it by four. The annualized data is included for comparison purposes only, and is not necessarily indicative of, and may vary materially from, performance for the full fiscal year.
(4)	GDP figures relating to agricultural production set forth in this table and elsewhere herein are based on figures for “agricultural years,” with the definition of the relevant “agricultural year” varying from crop to crop based on the season during which it is grown. Calendar year figures are used for the other components of GDP.

Source: INEGI.

According to preliminary figures, Mexico’s GDP increased by 2.6% in real terms during the first quarter of 2016, as compared to the same period of 2015. This growth was due to increases in the sectors of mass media information; professional, scientific and technical services; accommodation and food services; finance and insurance; and other services (except public administration) of 11.8%, 8.4%, 6.8%, 6.8% and 6.5%, respectively. These increases were partially offset by decreases in the sectors of public administration and mining of 3.0% and 3.3%, respectively. As with all quarterly GDP figures released by INEGI, these GDP figures have been annualized by multiplying GDP for the first quarter by four. Quarterly real GDP data for the period presented is not necessarily indicative of performance for the full fiscal year.

Prices and Wages

Consumer inflation (as measured by the change in the national consumer price index, or NCPI) for the year ended December 31, 2015 was 2.1%, as compared to 4.1% during 2014. During the first six months of 2016, consumer inflation was 2.5%, as compared to 2.9% during the same period of 2015.

Interest Rates

During 2015, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.0%, as compared to 3.0% during 2014. Interest rates on 91-day Cetes averaged 3.1% during 2015, as compared to 3.1% during 2014. During the first six months of 2016, interest rates on 28-day Cetes averaged 3.6%, as compared to 2.9% during the same period of 2015. During the first six months of 2016, interest rates on 91-day Cetes averaged 3.8%, as compared to 3.0% during the same period of 2015.

On August 4, 2016, the 28-day Cetes rate was 4.22% and the 91-day Cetes rate was 4.38%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.0% as of June 30, 2016, a 0.2 percentage point decrease from the rate registered as of December 31, 2015.

A subset of the Mexican work force is unionized. Mexican labor legislation requires that collective bargaining agreements be renewed at least every two years (with wages subject to renegotiation annually) and places limitations on strikes. As of June 30, 2016, there were no strikes that affected the federal jurisdiction.

Principal Sectors of the Economy

Manufacturing

The following table sets forth the change in industrial manufacturing output by sector for the periods indicated.

Industrial Manufacturing Output Differential by Sector

(% change against prior years)(1)

	2011	2012	2013	2014	2015	First quarter 2016 (2)
Food	2.2%	2.6%	0.9%	0.6%	1.6%	1.4%
Beverage and tobacco products	4.6	2.6	(0.5)	3.1	6.0	7.5
Textile mills	(4.4)	3.1	(2.7)	(1.7)	2.1	1.0
Textile product mills	(2.9)	(0.1)	3.5	7.0	9.9	2.2
Apparel	0.2	(0.5)	3.3	(2.8)	7.2	4.6
Leather and allied products	(0.7)	3.5	(0.6)	(1.7)	2.2	1.1
Wood products	5.1	13.0	(2.2)	1.0	3.1	(7.9)
Paper	(0.8)	4.8	2.1	3.1	3.2	3.4
Printing and related support activities	4.2	(4.1)	(6.9)	(2.7)	1.1	(4.0)
Petroleum and coal products	(3.6)	1.1	3.3	(4.5)	(7.6)	0.7
Chemicals	(0.1)	(0.3)	0.8	(1.3)	(1.4)	(1.0)
Plastics and rubber products	6.7	9.0	(1.9)	6.5	4.3	4.1
Nonmetallic mineral products	3.7	2.3	(3.1)	2.7	5.2	1.7
Primary metals	4.3	3.8	2.3	8.4	(4.0)	(2.6)
Fabricated metal products	7.0	3.9	(3.3)	7.8	5.9	7.5
Machinery	13.3	5.5	0.2	1.6	(0.5)	6.2
Computers and electronic products	6.7	0.5	3.6	11.1	6.8	7.1
Electrical equipment, appliances and components	(1.1)	1.7	(2.0)	8.8	6.0	2.7
Transportation equipment	16.6	13.9	5.8	12.4	6.9	(3.0)
Furniture and related products	1.2	2.8	(5.8)	(1.8)	7.5	(0.9)
Miscellaneous	5.1	0.4	0.0	6.4	3.7	3.0
Total expansion/contraction	4.6	4.1	1.2	4.1	2.8	1.0

(1)	Percent change reflects differential in constant 2008 pesos.
(2)	Preliminary figures.

Source: INEGI.

According to preliminary figures, the manufacturing sector expanded by 2.8% in real terms during 2015 as compared to 2014. During the first three months of 2016, the manufacturing sector expanded by 1.0% in real terms, as compared to 3.1% during the same period of 2015.

This expansion was primarily due to expansions in the sectors of textile product mills, furniture and related products, apparel and computers and electronic products. In total, 17 manufacturing sectors expanded during 2015, while four sectors contracted, each as compared to 2014.

Petroleum and Petrochemicals

Based on the unaudited condensed consolidated interim financial statements of PEMEX for the three months ended March 31, 2016, PEMEX’s total sales decreased by 19.5%, from Ps. 279.5 billion in the first three months of 2015 to Ps. 225.0 billion in the same period of 2016. This decrease in total sales was primarily due to the factors described below. “PEMEX” refers to Petróleos Mexicanos, its seven subsidiary entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene), and its subsidiary companies listed in Note 4 to PEMEX’s audited consolidated financial statements included in Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2015 as filed with the U.S. Securities and Exchange Commission on May 16, 2016.

Domestic sales decreased by 10.2% in the first three months of 2016, from Ps. 170.7 billion in the first three months of 2015 to Ps. 153.3 billion during the same period of 2016, primarily due to decreases in sales prices of fuel oil, diesel, gasoline and natural gas, by 49.4%, 25.9%, 10.4% and 2.9%, respectively, during the first three months of 2016 as compared to the first three months of 2015. Total export sales (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the corresponding export sale was made) decreased by 34.9% in the first three months of 2016, from Ps. 105.2 billion in the first three months of 2015 to Ps. 68.5 billion in the same period of 2016, primarily due to (1) a 43.0% decrease in the weighted average price of export crude oil from U.S. $45.38 per barrel of crude oil in the first three months of 2015 to U.S. $25.85 per barrel of crude oil in the first three months of 2016 and (2) 15.4% and 11.5% decreases in the exported volume of Isthmus and Maya crude oil, respectively.

In the first three months of 2016, PEMEX reported a net loss of Ps. 62.0 billion (U.S. $3.6 billion) on Ps. 225.0 billion in total sales, as compared to a net loss of Ps. 100.5 billion (U.S. $6.6 billion) on Ps. 279.5 billion in total sales in the first three months of 2015. This decrease in net loss during the first three months of 2016 is primarily explained by: (1) a 36.8% decrease in taxes and duties; (2) a 16.5% decrease in cost of sales; and (3) a 155.3% increase in gain in derivative financial instruments (cost), net, all of which was partially offset by a 19.5% decrease in total sales.

Tourism

Mexico’s tourism sector expanded during the first five months of 2016. As compared to the same period in 2015, this sector experienced both increases and decreases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $8.4 billion, a 7.3% increase from the same period in 2015;

•	revenues from tourists to the interior (as opposed to border cities) totaled U.S. $7.2 billion, an 8.7% increase from the same period in 2015;

•	the number of tourists to the interior totaled 8.4 million, a 13.5% increase from the same period in 2015;

•	the average expenditure per tourist to the interior totaled U.S. $858.6, a 4.2% decrease from the same period in 2015;

•	expenditures by Mexican tourists abroad totaled U.S. $2.4 billion, a 3.5% decrease from the same period in 2015; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $3.9 billion, a 2.2% decrease from the same period in 2015.

In total, the Mexican tourism sector recorded a U.S. $4.5 billion surplus in the balance of payments during the first five months of 2016, a 17.1% increase from the U.S. $3.8 billion surplus recorded during the same period in 2015.

Agriculture

According to preliminary figures, the agriculture sector (including livestock, fishing, forestry and hunting) accounted for approximately 2.9% of Mexico’s total GDP in the first quarter of 2016, representing a 3.1% increase in agricultural output as compared to the first quarter of 2015. This increase in output was primarily due to an increase in the production of basic grains and vegetable crops as a result of improved weather conditions in the West and Southeast regions of the country.

According to preliminary figures, approximately 12.7% of Mexico’s economically active population was employed within the agriculture industry as of the first quarter of 2016.

Along with Canada, Mexico is one of the largest agricultural trading partners of the U.S. With respect to agriculture trading, Mexico accounted for 13.3% of total U.S. agricultural exports (0.4 percentage points higher than in 2014) and 18.5% of agricultural imports from the U.S. (1.3 percentage points higher than 2014) in 2015. The main agricultural exports in 2015 were tomatoes, avocados and peppers.

Electric Power

Increased access to electricity is a Government priority. As of December 31, 2015, approximately 98.5% of the total population had access to electric power. As a percentage of the total population, approximately 99.5% of Mexico’s urban population and 95.1% of Mexico’s rural population had access to electricity as of December 31, 2015.

The Government continues to invest in electricity generation, transmission and distribution infrastructure to address Mexico’s growing demand for electricity. The expected total investment in the electric energy sector for 2014-2018 is as follows:

•	approximately Ps. 310.8 billion in energy generation infrastructure;

•	approximately Ps. 58.1 billion in energy transmission infrastructure; and

•	approximately Ps. 189.1 billion in energy distribution.

The diversification of energy resources is also an important objective of the Government. The total energy generated in 2015 was produced by the following diverse sources:

•	62.6% was produced by hydrocarbons plants;

•	21.9% was produced by hydroelectric plants;

•	9.8% was produced by coal-fired plants;

•	2.8% was produced by nuclear power plants;

•	1.6% was produced by geothermal plants; and

•	1.3% was produced by wind plants.

In 2015, these energy sources produced 260,835.62 gigawatt hours of electricity, an increase of 0.3% compared to 2014 (and an overall increase of 7.5% since 2010). Mexico exported 2,194.6 gigawatt hours of this electricity in 2015, as compared to 2,652.7 gigawatt hours in 2014. As of December 31, 2015, installed generating capacity was 55,118.3 megawatts, an increase of 1.4% from 2014. Domestic energy generation in 2015 was further supplemented by imports of electricity totaling 1,650.0 gigawatt hours.

Construction

During the first quarter of 2016, construction sector output increased by 2.0% in real terms, as compared to a 4.7% increase in real terms during the same period of 2015. The construction sector is subject to cyclical trends and is one of the sectors most affected by changes in Governmental and private sector expenditures. As such, the construction sector has largely benefited from the recent reconstruction, modernization and expansion of the federal highway network, as well as other infrastructure-, residential-and industrial-related construction projects.

Transportation and Communications

During the first quarter of 2016, the transportation and storage industry increased by 3.2% in real terms as compared to a 3.2% increase in real terms during the same period of 2015.

According to preliminary figures, at December 31, 2015, Mexico’s road network totaled an estimated 242,521.8 miles (390,301.1 km), of which 96,340.2 miles (155,044.4 km) consisted of paved roads and of which 6,005.0 miles (9,664.1 km) consisted of toll expressways.

During 2015, the amount of cargo transported via Mexican seaports totaled 289.7 million tons, a 1.1% increase as compared to 2014.

During 2015, the number of airline passengers on international and domestic flights to and from Mexico increased by 12.3% as compared to 2014, while the number of airlines passengers on international flights to and from Mexico increased by 12.0% as compared to 2014.

Mining

During the first quarter of 2016, mining, petroleum and gas sector output decreased by 3.3% in real terms, as compared to a decrease of 5.8% during the same period of 2015. This decrease was mainly due to a contraction in oil mining as a result of a decline in oil production platforms and in services related to oil extraction.

Extractive mineral exports (excluding oil) decreased by 23.5% in nominal terms during the first quarter of 2016 as compared to the same period in 2015. This decrease was mainly due to a reduction in the export of industrial metals: iron, aluminum, titanium; as well as a reduction in precious metals’ exports: silver and platinum. In total, extractive mineral exports (including oil and oil products) accounted for 5.2% of total merchandise exports (including in-bond industry exports) in the first quarter of 2016.

Financial System

Central Bank and Monetary Policy

At June 30, 2016, Mexico’s M1 money supply was 13.1% greater in real terms than the level at June 30, 2015. The amount of bills and coins held by the public was 13.9% greater in real terms than at June 30, 2015. In addition, the aggregate amount of checking account deposits denominated in pesos was 6.5% greater in real terms than at the same date in 2015.

At June 30, 2016, financial savings — defined as the difference between the monetary aggregate M4 and bills and coins held by the public — were 2.3% greater in real terms than financial savings at June 30, 2015. Savings generated by Mexican residents increased by 4.9% and savings generated by non-residents decreased by 8.4%, both in real terms, as compared to the same period of 2015.

At December 31, 2015, the monetary base totaled Ps. 1,241.7 billion, a 16.8% nominal increase from the level of Ps. 1,062.9 billion at December 31, 2014, due to a 17.2% nominal increase in the amount of bills and coins held by the public and a 9.8% nominal increase in checking account deposits. This increase was caused, in part, by fiscal reforms and the temporary effects of local campaigns and elections. As of July 31, 2016, the monetary base totaled Ps. 1,253.1, a 0.9% nominal increase from Ps. 1,241.7 at December 31, 2015, due to an increase in private bank loans.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the thirty five most actively traded shares.

At August 1, 2016, the IPC stood at 46,807 points, representing a 8.9% increase from the level at December 31, 2015.

Banking System

According to preliminary figures, at May 31, 2016, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 87.0 billion, as compared to Ps. 85.4 billion at December 31, 2015. Moreover, the past-due loan ratio of commercial banks was 2.3%, as compared to a ratio of 2.3% at December 31, 2015. The amount of loan loss reserves held by commercial banks at May 31, 2016 totaled Ps. 117.7 billion, as compared to Ps. 114.4 billion at December 31, 2015. As a result, commercial banks had reserves covering 135.4% of their past-due loans, well exceeding the minimum reserve level of 10.5%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first six months of 2016, Mexico registered a trade deficit of U.S. $7.1 billion, as compared to a trade deficit of U.S. $4.2 for the same period during 2015. This was due to increases in the oil balance and the non-oil balance deficit. In particular, exports decreased as follows, each as compared to the same period during 2015:

•	petroleum exports decreased by 36.7%;

•	non-petroleum exports decreased by 2.8%;

•	merchandise exports decreased by 5.1%; and

•	exports of manufactured goods (which represented 90.0% of total merchandise exports) decreased by 3.0%.

According to preliminary figures, during the first six months of 2016, total imports decreased by 3.5%, to U.S. $185.9 billion, as compared to U.S. $192.6 billion for the same period of 2015. In particular, imports decreased as follows, each as compared to the same period during 2015:

•	imports of intermediate goods decreased by 2.4%;

•	imports of capital goods decreased by 6.0%; and

•	imports of consumer goods decreased by 7.3%.

Balance of International Payments

According to preliminary figures, during the first three months of 2016, Mexico’s current account registered a deficit of 0.7% of GDP, or U.S. $1.0 billion, as compared to a deficit of U.S. $1.2 billion during the same period in 2015. The deficit was due to decreases in merchandise exports, factor services exports and portfolio investments. The capital account registered a surplus of U.S. $7.4 billion during the first three months of 2016, as compared to a surplus of U.S. $5.1 billion during the same period in 2015. Foreign investment in Mexico totaled U.S. $5.6 billion during the first three months of 2016 and was composed of direct foreign investment inflows totaling U.S. $7.9 billion and net foreign portfolio investment outflows (including securities placed abroad) totaling U.S. $2.3 billion.

At July 29, 2016, Banco de México’s international reserves totaled U.S. $177.4 billion, an increase of U.S. $653 million as compared to international reserves at December 31, 2015. At July 29, 2016, Banco de México’s net international assets totaled U.S. $179.7 billion, an increase of U.S. $2.1 billion from the amount at December 31, 2015.

On May 27, 2016, the IMF approved a two-year Flexible Credit Line for 62.4 million Special Drawing Rights (SDR), equivalent to about U.S. $88 billion, which Mexico will use as a precautionary measure, replacing the existing agreement of SDR 47.3 million.

On November 7, 2014, Banco de México’s Foreign Exchange Commission submitted a request to the IMF for an advanced renewal and amendment of Mexico’s Flexible Credit Line (FCL) with the IMF. This request would extend the term of the credit line another two years. On November 26, 2014, the IMF granted this request. As of November 23, 2015, the amount available under Mexico’s credit line with the IMF was approximately U.S. $65.1 billion. As of the date of this report, no amounts have been disbursed under this credit line.

Exchange Controls and Foreign Exchange Rates

On August 1, 2016, the peso/dollar exchange rate closed at Ps. 18.8979 = U.S. $1.00, a 9.8% depreciation in dollar terms as compared to the rate on December 31, 2015. The peso/U.S. dollar exchange rate announced by Banco de México on August 1, 2016 (which took effect on the second business day thereafter) was Ps. 18.8504 = U.S. $1.00.

Public Finance

Revenues and Expenditures

In nominal pesos and according to preliminary figures, the public sector balance registered a deficit of Ps. 61.6 billion (including physical investment expenditures by PEMEX) during the first three months of 2016, or 0.4% of GDP. This deficit was Ps. 96.5 billion during the same period of 2015. The public sector balance registered a surplus of Ps. 13.9 billion (excluding physical investment expenditures by PEMEX), as compared to a Ps. 15.9 billion surplus registered during the same period of 2015.

In nominal pesos and according to preliminary figures, including physical investment expenditures by PEMEX, the total primary balance registered a surplus of Ps. 22.4 billion during the first three months of 2016, as compared to a Ps. 37.5 deficit registered during the same period of 2015.

According to preliminary figures, during the first three months of 2016, public sector budgetary revenues amounted to Ps. 1,058.6 billion in nominal pesos, 5.1% less in real terms as compared to the same period of 2015. During the first three months of 2016, revenues have increased or decreased as follows, each in real terms and as compared to the same period of 2015:

•	crude oil revenues decreased by 21.3%;

•	non-oil tax revenues increased by 6.1%; and

•	non-tax PEMEX revenues (as a percentage of total public sector budgetary revenues) decreased by 0.7 percentage points, to 6.3%, as compared to approximately 7.0% during the same period of 2015.

The following indicates the remaining amounts in various stabilization funds as of March 31, 2016:

•	the Fondo de Estabilización de los Ingresos Presupuestarios (Budgetary Income Stabilization Fund, formerly known as Oil Revenues Stabilization Fund) totaled Ps. 10.7 billion;

•	the Fondo de Estabilización de los Ingresos de las Entidades Federativas (Federal Entities Revenue Stabilization Fund) totaled Ps. 3.1 billion; and

•	the Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos (PEMEX Infrastructure Investment Stabilization Fund) and the Fondo de Apoyo para la Reestructura de Pensiones (Fund to Support Pension Restructuring) did not have any remaining funds.

On April 13, 2016, Mexican government officials announced several measures to support PEMEX’s financial position in view of the challenges posed by low oil prices. These measures include, among others, (i) direct capital contributions of approximately Ps. 26.5 billion that were financed in part through savings generated by spending cuts announced in February 2016, and (ii) issuing Ps. 47 billion short-term Mexican government debt securities in exchange for the Ps. 50.0 billion promissory note issued by the Mexican Government to PEMEX in 2015 to ensure pension and retirement payments. Additionally, the Mexican Government announced adjustments to PEMEX’s tax regime in order to enable PEMEX to deduct more of its exploration and production costs.

The table below sets forth the preliminary budgetary results for 2015 and the first three months of 2016. It also sets forth the assumptions and targets underlying Mexico’s 2015 Budget and 2016 Budget.

2015 and First Three Months of 2016 Results;

2015 Budget and 2016 Budget Assumptions and Targets

	2015 Budget(2)	2015 Results(1)	2016 Budget(5)		First three months of 2016 Results(1)
Real GDP growth (%)	3.7%	2.5%	3.1	%(6)	2.6%
Increase in the national consumer price index (%)	3.0%	2.1%	3.0%		2.6%
Average export price of Mexican oil mix (U.S. $/barrel)	$82.00 (3)	$43.39	$50.00		$25.95
Average exchange rate (Ps./$1.00)	13.0	15.9	16.4		18.1
Average rate on 28-day Cetes (%)	3.5%	3.0%	4.5%		3.4%
Public sector balance as % of GDP(4)	(3.5)%	(4.5)%	n.a.		(0.4)%
Primary balance as % of GDP(4)	n.a %	(1.5)%	(0.6)%		0.2%
Current account deficit as % of GDP	n.a %	(3.7)%	(2.6)%		(0.9)%

n.a. =     Not available.

(1)	Preliminary figures.
(2)	2015 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines for 2015) and in the Programa Económico 2015 (Economic Program for 2015). These figures do not reflect actual results for the year or updated estimates of Mexico’s 2015 economic results.
(3)	The Government entered into hedging agreements to protect against the effects of a potential decline in oil prices with respect to the level that was assumed in the 2015 Revenue Law.
(4)	Includes the effect of expenditures related to the issuance of bonds pursuant to reforms to the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Law of the Institute for Social Security and Social Services of Government Workers, or ISSSTE Law) and recognition as public sector debt of certain PIDIREGAS obligations, as discussed under “Public Finance—Revenues and Expenditures—General” in the 2014 Form 18-K.
(5)	2016 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica 2016 (General Economic Policy Guidelines for 2016) and in the Programa Económico 2016 (Economic Program for 2016), as modified by the 2016 Budget adopted by the Congress.
(6)	Represents the median of the estimated range of real GDP growth (2.6% to 3.6%).

Source: Ministry of Finance and Public Credit.

Fiscal Policy

On June 23, 2016, the United Kingdom held a referendum which resulted in a vote to withdraw from the European Union. The following day, on June 24, 2016, Mexican government officials announced that Mexico would be ready to implement the necessary liquidity measures to respond to the market volatility caused by the results of the United Kingdom’s referendum and announced additional spending cuts of approximately Ps. 31.7 billion.

Public Debt

Internal Public Debt

According to preliminary figures, at March 31, 2016, the Government’s net internal debt totaled Ps. 4,797.5 billion, a 0.3% decrease in nominal terms as compared to Ps. 4,814.1 billion outstanding at December 31, 2015. This debt figure includes the Ps. 149.5 billion liability associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2014 Form 18-K. The net internal debt of the public sector, on the other hand, totaled Ps. 5,390.4 billion according to preliminary figures, a 0.2% increase in nominal terms as compared to the Ps. 5,379.9 billion outstanding at December 31, 2015.

According to preliminary figures, at March 31, 2016, the Government’s gross internal debt totaled Ps. 5,234.3 billion, a 3.2 % increase in nominal terms as compared to Ps. 5,074.0 billion outstanding at December 31, 2015. Of the total gross internal debt at March 31, 2016, Ps. 476.5 represented short-term debt, as compared to Ps. 490.6 billion at the end of 2015, and Ps. 4,757.8 billion represented long-term debt, as compared to Ps. 4,583.4 billion at the end of 2015. The gross internal debt of the public sector, on the other hand, totaled Ps. 5,804.0 billion at March 31, 2016 according to preliminary figures, a 2.9% increase in nominal terms as compared to Ps. 5,639.5 billion outstanding at December 31, 2015.

According to preliminary figures, at March 31, 2016, the Government’s financing costs on its internal debt totaled Ps. 10.8 billion, or 0.04% of GDP, representing a 40.0% nominal increase as compared to its financing costs of Ps. 7.7 billion, or 0.1% of GDP, during the same period of 2015.

As of March 31, 2016, the average maturity of the Government’s internal debt remained at 8 years.

The following table summarizes the net internal debt of the Government at each of the dates indicated.

Net Internal Debt of the Government(1)

	At December 31,
	2011			2012			2013			2014			2015			At March 31, 2016(2)
				(in billions of pesos, except percentages)
Gross Debt
Government Securities	Ps.	2,882.8	90.2%	Ps.	3,257.8	91.1%	Ps.	3,734.1	91.9%	Ps.	4,223.3	92.9%	Ps.	4,701.2	92.7%	Ps.	4,866.4	93.0%
Cetes		456.6	14.3		531.3	14.9		635.6	15.6		678.7	14.9		655.8	12.9		638.4	12.2
Floating Rate Bonds		202.5	6.3		200.4	5.6		216.6	5.3		232.6	5.1		296.5	5.8		317.0	6.1
Inflation-Linked Bonds		642.1	20.1		747.2	20.9		888.7	21.9		1,011.1	22.2		1,196.6	23.6		1,252.0	24.0
Fixed Rate Bonds		1,581.6	49.5		1,777.9	49.7		1,989.6	49.0		2,295.8	50.5		2,546.2	50.2		2,653.0	51.0
STRIPS of Udibonos		—	—		1.0	0.0		3.6	0.1		5.1	0.1		6.1	0.1		6.3	0.1
Other(3)		314.9	9.8		317.6	8.9		329.1	8.1		323.3	7.1		372.8	7.3		368.0	6.1

Total Gross Debt	Ps.	3,197.7	100.0%	Ps.	3,575.3	100.0%	Ps.	4,063.2	100.0%	Ps.	4,546.6	100.0%	Ps.	5,074.0	100.0%	Ps.	5,234.3	100.0%

Net Debt
Financial Assets(4)		(85.6)			(74.2)			(169.3)			(222.5)			(259.9)			(436.8)

Total Net Debt	Ps.	3,112.1		Ps.	3,501.1		Ps.	3,893.9		Ps.	4,324.1		Ps.	4,814.1		Ps.	4,797.5

Gross Internal Debt/GDP		20.5%			22.1%			24.2%			25.4%			26.9%			28.4%
Net Internal Debt/GDP		19.9%			21.6%			23.2%			24.1%			25.5%			26.0%

Note: Numbers may not total due to rounding.

(1)	Internal debt figures do not include securities sold by Banco de México in open-market operations to manage liquidity levels pursuant to Regulación Monetaria (none of which are outstanding since December 31, 2011). This is because the securities do not increase the Government’s overall level of internal debt. Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt in the secondary market, however, this can result in an elevated level of outstanding internal debt as compared to the Government’s figure for net internal debt.
(2)	Preliminary figures.
(3)	Includes Ps. 171.9 billion for 2011, Ps. 169.0 billion for 2012, Ps. 165.5 billion for 2013, Ps. 161.5 billion for 2014, Ps. 153.8 billion for 2015 and Ps. 149.5 billion for 2016 in liabilities associated with social security under the ISSSTE Law, as described under “The Economy—Employment and Labor” in the 2014 Form 18-K.
(4)	Includes the net balance (denominated in pesos) of the Federal Treasury’s General Account in Banco de México.

Source: Ministry of Finance and Public Credit.

External Public Debt

According to preliminary figures, at March 31, 2016, outstanding gross public sector external debt totaled U.S. $176.1 billion, an approximate U.S. $13.9 million increase from the U.S. $162.2 billion outstanding at the end of 2015. Of this amount, U.S. $172.3 billion represented long-term debt and U.S. $3.8 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 45.6% of nominal GDP, an increase of 2.4 percentage points from the end of 2015.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1)

By Type

	Long-Term Direct Debt of the Government	Long-Term Debt of Budget- Controlled Agencies	Other Long- Term Public Debt(2)	Total Long- Term Debt	Total Short- Term Debt	Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2011	60,590	47,436	5,625	113,651	2,769	116,420
2012	66,912	50,063	5,626	122,601	3,125	125,726
2013	71,817	53,358	5,734	130,909	3,527	134,436
2014	78,379	58,863	5,627	142,869	4,797	147,666
2015(3)	82,493	69,621	6,943	159,057	3,152	162,209
At March 31,
2016(3)	88,245	77,158	6,888	172,292	3,775	176,066

By Currency(4)

	At December 31,															At March 31,
	2011			2012					2013			2014	2015			2016(3)
	(in millions of U.S. dollars, except for percentages)
U.S. Dollars	U.S.$	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.0%	U.S.$	121,927	82.6%	U.S.$	131,702	81.2%	U.S.$	138,880	78.9%
Japanese Yen		6,793	5.8		6,847	5.4		5,519	4.1		5,058	3.4		4,857	3.0		5,187	2.9
Swiss Francs		910	0.8		961	0.8		969	0.7		401	0.3		1,011	0.6		1,048	0.6
Pounds Sterling		1,906	1.6		1,993	1.6		1,369	1.0		2,848	1.9		2,694	1.7		2,626	1.5
Euro		9,377	8.1		9,530	7.6		11,489	8.5		13,986	9.5		18,834	11.6		25,261	14.3
Others		385	0.3		558	0.4		3,443	2.6		3,445	2.3		3,113	1.9		3,065	1.7

Total	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%	U.S.$	147,666	100.0%	U.S.$	162,209	100.0%	U.S.$	176,066	100.0%

Net External Debt of the Public Sector

	At December 31,										At March 31,
	2011		2012		2013		2014		2015		2016(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	113,631.6	U.S.$	121,659.0	U.S.$	130,949.7	U.S.$	145,617.4	U.S.$	161,609.5	U.S.$	173,924.2
Gross External Debt/GDP		10.4%		10.1%		10.5%		12.1%		14.8%		16.4%
Net External Debt/GDP		10.12%		9.8%		10.2%		12.0%		14.7%		16.6%

Gross External Debt of the Federal Government

	At December 31,															At March 31,
	2011			2012			2013			2014			2015			2016(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S.$	51,704	84.3%	U.S.$	57,465	85.2%	U.S. $	62,285	86.3%	U.S. $	65,127	82.9%	U.S. $	66,298	80.3%	U.S. $	68,391	77.4%
Japanese yen		3,933	6.4		4,433	6.6		3,643	5.0		3,686	4.7		3,672	4.4		3,928	4.4
Swiss francs		267	0.4		—	—		—	—		—	—		—	—		—	—
Pounds sterling		741	1.2		774	1.1		789	1.1		2,302	2.9		2,177	2.6		2,213	2.4
Euros		4,694	7.7		4,771	7.1		5,447	7.6		7,437	9.5		10,422	12.6		13,879	15.7
Others		14	0.0		18	0.0		16	0.0		20	0.0		19	0.0		19	0.0

Total	U.S.$	61,352	100.0%	U.S.$	67,461	100.0%	U.S. $	72,180	100.0%	U.S. $	78,573	100.0%	U.S.$	82,588	100.0%	U.S.$	88,339	100.0%

Net External Debt of the Federal Government

	At December 31,										At March 31,
	2011		2012		2013		2014		2015		2016(3)
	(in millions of U.S. dollars, except for percentages)
Total Net Debt	U.S.$	59,642.5	U.S.$	66,016.5	U.S.$	69,910.4	U.S.$	77,352.4	U.S.$	82,320.3	U.S.$	87,327.1
Gross External Debt/GDP		5.5%		5.4%		5.6%		6.4%		7.5%		8.3%
Net External Debt/GDP		5.4%		5.3%		5.5%		6.3%		7.5%		8.3%

Net Debt of the Federal Government

	At December 31,					At March 31,
	2011	2012	2013	2014	2015	2016(3)
External Debt	21.1%	19.7%	19.0%	20.8%	22.7%	24.1%
Internal Debt	78.9%	80.3%	81.0%	79.2%	77.3%	75.9%

Note: Numbers may not total due to rounding.

(1)	External debt denominated in foreign currencies other than U.S. dollars has been translated into dollars at exchange rates as of each of the dates indicated. External public debt does not include (a) repurchase obligations of Banco de México with the IMF (none of which were outstanding as of July 31, 2015) or (b) loans from the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis, and includes external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt net of certain financial assets held abroad. These financial assets include Mexican public sector external debt that is held by public sector entities but that has not been cancelled.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit.

Recent Securities Offerings

On February 23, 2016, Mexico issued €1.5 billion of its 1.875% Global Notes due 2022 and €1.0 billion of its 3.375% Global Notes due 2031.

On June 16, 2016, Mexico issued ¥45.9 billion of notes due 2019, ¥50.9 billion of notes due 2021, ¥16.3 billion of notes due 2026 and ¥21.9 billion of notes due 2036. These notes were placed in the Japanese public market and bear interest at 0.40%, 0.70%, 1.09% and 2.40%, respectively.

TAXATION

United States Federal Taxation

The following discussion supplements the disclosure provided under the heading “Taxation—United States Federal Taxation” in the accompanying prospectus.

Mexico expects that the 2026 notes will be treated as issued in a “qualified reopening” of the outstanding U.S. $2,250,000,000 4.125% Global Notes due 2026 (CUSIP No. 91086QBG2, ISIN US91086QBG29, Common Code 134892722), previously issued by Mexico (the “original 2026 notes”) for U.S. federal income tax purposes. Debt instruments issued in a qualified reopening for U.S. federal income tax purposes are deemed to be part of the same issue as the original debt instruments. Under such treatment, the 2026 notes would have the same issue date, the same issue price and the same adjusted issue price as the original 2026 notes for U.S. federal income tax purposes. A U.S. holder acquiring the 2026 notes pursuant to this offering generally will be treated as acquiring the notes with premium, as described in the accompanying prospectus under “Taxation—United States Federal Taxation—Premium.” However, because the notes may be redeemable by Mexico prior to maturity at a premium, special rules may apply that could reduce, eliminate or defer the amount of premium that you may amortize with respect to the 2026 notes. Please consult your tax adviser about the effect of Mexico’s optional redemption right on your ownership of the 2026 notes.

PLAN OF DISTRIBUTION

The underwriters severally have agreed to purchase, and Mexico has agreed to sell to them, the principal amount of the notes listed opposite their names below. The terms agreement, dated as of August 8, 2016, between Mexico and the underwriters provides the terms and conditions that govern this purchase.

Underwriters	Principal Amount of the 2026 Notes		Principal Amount of the 2047 Notes
BBVA Securities Inc.	U.S. $	253,333,000	U.S. $	666,667,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S. $	253,334,000	U.S. $	666,667,000
Credit Suisse Securities (USA) LLC	U.S. $	253,333,000	U.S. $	666,666,000

Total	U.S. $	760,000,000	U.S. $	2,000,000,000

BBVA Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as joint lead underwriters in connection with the offering of the notes.

The underwriters plan to offer some of the notes to the public at the respective public offering prices set forth for the 2026 notes and the 2047 notes on the cover page of this prospectus supplement. After the initial offering of the notes, the underwriters may vary the offering prices and other selling terms.

The underwriters are purchasing and offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of the validity of the notes by counsel and other conditions contained in the terms agreement, such as the receipt by the underwriters of certificates of officials and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Mexico or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Mexico or its affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In order to facilitate the offering of the notes, Merrill Lynch, Pierce, Fenner & Smith Incorporated and/or the underwriters may engage in transactions that stabilize, maintain or affect the price of the notes. In particular, the underwriters may:

•	over-allot in connection with the offering (i.e., apportion to dealers more of the notes than the underwriters have), creating a short position in the notes for their own accounts;

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes; or

•	if the underwriters repurchase previously distributed notes, reclaim selling concessions which they gave to dealers when they sold the notes.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, but, if they do, they may discontinue them at any time.

Any stabilization action may begin on or after the date on which adequate public disclosure of the final terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes. Any stabilization action or over-allotment must be conducted by the relevant stabilizing underwriter, or any person acting on behalf of the stabilizing underwriter, in accordance with all applicable laws and rules. This supplements the stabilization provision in the prospectus dated February 8, 2016 issued by Mexico.

Certain of the underwriters and their affiliates have engaged in and may in the future engage in other transactions with and perform services for Mexico. These transactions and services are carried out in the ordinary course of business.

It is expected that delivery of the notes will be made against payment therefor on the third day following the date hereof (such settlement cycle being referred to herein as “T+3”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date hereof or the next three business days will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the next three succeeding business days should consult their own advisors.

The net proceeds to Mexico from the sale of the notes will be approximately U.S. $2,816,523,600, after the deduction of the underwriting discount and Mexico’s share of the expenses in connection with the sale of the notes, which are estimated to be approximately U.S. $200,000.

The underwriters have agreed to pay for certain expenses of Mexico in connection with the offering of the notes.

Mexico has agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended.

Selling Restrictions

The notes are being offered for sale in jurisdictions where it is legal to make such offers. The underwriters have agreed that they will not offer or sell the notes, or distribute or publish any document or information relating to the notes, in any place without complying with the applicable laws and regulations of that place. If you receive this prospectus supplement and the related prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the notes or (b) possess, distribute or publish any offering material relating to the notes. Your compliance with these laws and regulations will be at your own expense.

In particular, there are restrictions on the distribution of this prospectus supplement and the offer or sale of notes in Chile, Colombia, the European Economic Area, France, Germany, Hong Kong, Italy, Japan, Mexico, the Netherlands, Singapore, Spain, Switzerland, the United Kingdom and Uruguay. See “Plan of Distribution” in the prospectus for further details on the restrictions on the offer and sale of the notes.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the notes under the registration statement.

UNITED MEXICAN STATES

Secretaría de Hacienda y Crédito Público

Insurgentes Sur 1971

Torre III, Piso 7

Colonia Guadalupe Inn

Ciudad de México 01020

TRUSTEE, REGISTRAR, TRANSFER AGENT AND PRINCIPAL PAYING AGENT

Deutsche Bank Trust Company Americas

60 Wall Street, 16th Floor

New York, New York 10005

LUXEMBOURG LISTING AGENT

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

LEGAL ADVISORS TO MEXICO

As to United States Law Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	As to Mexican Law Fiscal Attorney of the Federation Ministry of Finance and Public Credit Insurgentes Sur 795 Piso 12 Colonia Nápoles Ciudad de México 03810

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	As to Mexican Law Ritch, Mueller, Heather y Nicolau, S.C. Av. Pedregal No. 24, Piso 10 Molino del Rey, Ciudad de México 11040